OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Arcadia Resources, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
039209101
(CUSIP Number)
Patrick J. Haddad, Esq.
Kerr, Russell and Weber, PLC.,
500 Woodward Avenue, Suite 2500
Detroit, MI 48226
(313) 961-0200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 20, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.

1	NAMES OF REPORTING PERSONS: John E. Elliott, II

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00-- Securities acquired in connection with statutory merger (see Item 3)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		63,316,248 (See Note 2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,380,000 (See Item 5 and Note 5)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

63,316,248 (See Note 2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

61.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Amendment No. 2 to Schedule 13D
This Amendment No. 2 (the “Amendment”) updates, amends and/or supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 20, 2004 and Amendment No. 1 thereto filed on October 11, 2005 (the “Schedule 13D”) by the reporting person. The amendments made hereby update amend, and/or supplement the information presented in the Items referenced below in the Schedule 13D filed on May 20, 2004. Except as stated otherwise herein, there is no change in the Schedule 13D, which Schedule 13D is not otherwise restated herein.
Item 1. Security and Issuer.
Item 1 of the Schedule 13 D is hereby amended and supplemented to identify the name of the Issuer following a name change effective on November 16, 2004 and change of principal executive offices:

Title of Security:	Common Stock

Issuer:	Arcadia Resources, Inc.
26777 Central Park Blvd., Suite 200
Southfield, Michigan 48076
Item 5. Interest in Securities of the Issuer.
Items 5(a) and 5(b) of the Schedule 13D are hereby amended and supplemented as follows:
a.	Item 5(a) is hereby amended and supplemented so that the first two sentences are deleted and replaced with the following text, which is inserted prior to the third sentence of Item 5(a) of the Schedule 13D describing certain options as to which no amendment is made hereby:
The reporting person has sole voting, dispositive power and pecuniary interest in 13,380,000 shares of common stock of the Issuer, consisting of 12,780,000 shares issued and outstanding and 600,000 shares issuable on exercise of warrants exercisable until May 4, 2011, issued as part of the consideration to the RKDA shareholders under the Merger. The 12,780,000 shares issued and outstanding include 4,800,000 shares held in escrow and which are subject to partial or complete forfeiture to the Issuer if RKDA, Inc. (a wholly-owned subsidiary of the Issuer) and certain of RKDA, Inc.’s subsidiaries do not achieve certain financial results for the twelve month periods ending March 31, 2006 and March 31, 2007, all as more particularly described in Section 2.2 of the Merger Agreement and the Escrow Agreement, both of which are attached hereto. Per the terms of the escrow, the reporting person does not have the right to exercise his dispositive power as to shares held in escrow. Also in connection with the Merger, the reporting person was granted options to acquire up to 4,000,000 shares of voting common stock of the Issuer, at $0.25 per share, but the options are excluded from the 13,380,000 shares of common stock because they remain unvested until the occurrence of certain events described below.
As of June 20, 2006, the 13,380,000 shares of common stock equal 13.07% of the Issuer’s shares of common stock issued and outstanding.1 Per Exchange Act Rule 13d-3(a)(1) on the basis of sole voting power by the reporting person as to the election of a majority of the Issuer’s Board of Directors, line 11 of the Schedule 13D reports the aggregate amount beneficially owned by the

[1]	Computed on the basis of 96,526,063 shares of the Issuer’s common stock then issued and outstanding plus an additional 6,879,905 shares issuable on the exercise of outstanding warrants included per Exchange Act Section 13(d)(4), but excluding per Rule 13d-3(d)(1) an additional 18,488,887 shares issuable on exercise outstanding warrants. Whether or not all such warrants may be exercised for cash or on a cashless basis, an exercise for cash is assumed for purposes of computing the number of shares issuable on exercise of such warrants for purposes of this filing.

reporting person as 63,316,248 shares of common stock2 as of June 20, 2006, which equals 61.2% of the Issuer’s shares of common stock issued and outstanding.3 Excluded on the basis of Exchange Act Rule 13d-3(a)(1) are unvested options by which the reporting person may to acquire up to 4,000,000 shares of voting common stock and 4,888,888 shares of common stock issuable on exercise of warrants by parties to the voting agreement other than the reporting person.
b.	Item 5(b) is hereby amended and supplemented so that it reads as follows in its entirety:
Sole Voting Power: 63,316,2484
Shared Voting Power: 0
Sole Dispositive Power: 13,380,0005
Shared Dispositive Power: 0
Aggregate amount reported at Line 11 as beneficially owned by the reporting person: 63,316,2486
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended and restated to read as follows in its entirety:
The reporting person entered into a voting agreement dated May 7, 2004 with Lawrence Kuhnert, David Bensol, Bradley Smith and certain shareholders of the Issuer in connection with the transaction giving the reporting person, the Issuer’s Chairman and CEO, and Mr. Kuhnert, the Issuer’s President, the right to vote, during the agreement’s term, all shares held or subsequently acquired by the other parties for the election of a majority of the Company’s directors during the agreement’s term. The May 7, 2004 voting agreement is attached as an exhibit 7(b). The reporting person has agreed to release from the voting agreement shares held by Mr. Smith over a 90 day period beginning on June 20, 2006. Line 11 omits all such shares which the reporting person may continue to vote until released.
As disclosed above in Item 5, above, 4,800,000 shares of the reporting person are currently being held in escrow and are subject to forfeiture under the terms of Section 2.2 of the Merger Agreement and Escrow Agreement, attached hereto.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended and supplemented to read as follows in its entirety:

[2]	Consists of the following shares of the Issuer’s common stock: (a) issued and outstanding shares (totaling 45,312,204 shares) which the reporting person has the sole right to vote for the election of a majority of the Issuer’s directors per the voting agreement dated May 7, 2004 reported in the Schedule 13D filed on May 20, 2004; (b) issued and outstanding shares (totaling 12,780,000 shares) over which the reporting person has sole voting, dispositive power (which the reporting person may exercise except as to those shares held in escrow) and pecuniary interest; (c) 600,000 shares issuable on exercise of warrants by the reporting person as to which the reporting person has dispositive power, but no voting power unless and until such shares of common stock underlying such warrants are issued upon exercise, and (d) 4,624,044 shares issuable on the exercise of warrants by parties to the voting agreements other than the reporting person, as to which the reporting person would have sole voting power for the election of a majority of the Issuer’s Board of Directors upon issuance and which are included herein per Rule 13d-3(d)(1). The reporting person has no dispositive power or pecuniary interest in shares issued or issuable to parties to the voting agreement, other than shares issued or issuable to the reporting person.

[3]	See Note 1, above.

[4]	See Note 2, above.

[5]	No change is reported from Schedule 13D filed on May 20, 2004, except to include 600,000 shares issuable upon exercise of warrants by the reporting person reported in Schedule 13D filed on May 20, 2004.

[6]	See Note 2, above.

4